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                                                                EXHIBIT 99.1

                  RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, Bluestone has sold the securities set forth below which were not registered under the Securities Act:

    Pursuant to a stock purchase agreement dated April 18, 1997, Bluestone issued 5,526,316 shares of Series A preferred stock to institutional and accredited investors for a total purchase price of $5.25 million or $0.95 per share, including 263,158 shares of Series A preferred stock to Mel Baiada.
No underwriters were used for such offering. Each share of Series A preferred stock was converted into 0.3125 shares of common stock at Bluestone's initial public offering.

    In connection with Bluestone's credit facility with Silicon Valley Bank, Bluestone issued to Silicon Valley Bank a warrant dated November 24, 1997 to purchase up to 9,766 shares of common stock at an exercise price equal to $2.56 per share. The warrant may be exercised at any time prior to November 24, 2004. The exercise price of the warrant and the number of shares of common stock into which the warrant was exercisable were subject to proportionate adjustment in the event of stock dividends payable in shares of common stock and combinations and splits of common stock. In addition, pursuant to an antidilution agreement between Bluestone and Silicon Valley Bank dated November 24, 1997, the exercise price of the warrant and the number of shares of common stock into which the warrant was exercisable were subject to adjustment on a broad-based weighted average basis for issuance of securities after November 24, 1997 for less than the then applicable exercise price for the warrant. In October 1999, Bluestone issued 9,100 shares of common stock to Silicon Valley Bank upon the cashless exercise of the warrant.

    Pursuant to a stock purchase agreement dated April 22, 1998, Bluestone issued 8,782,695 shares of Series B preferred stock to institutional and accredited investors for a total purchase price of $11.4 million, or $2.72 per share. No underwriters were used for such offering. Each share of Series B preferred stock was converted into 0.6541 shares of common stock at Bluestone's initial public offering.

    On January 21, 1999, Bluestone entered into the Note and Warrant Purchase Agreement with substantially all of the holders of the Series B preferred stock (the "Investors"). Under the Note and Warrant Purchase Agreement, the Investors agreed to provide subordinated secured debt financing of up to $5.0 million (the "Committed Principal Amount"). Bluestone drew down $1.35 million of such debt and issued 10% Convertible Subordinated Secured Notes and warrants to purchase up to 136,088 shares of common stock at an exercise price equal to $1.98 per share to the Investors. The outstanding $1.35 million of the Committed Principal Amount was converted into Series C preferred stock as part of issuance of 9,191,178 shares of Series C preferred stock at $2.72 per share on May 25, 1999. In December 1999, Bluestone issued 84,859 shares of common stock to entities affiliated with Patricof & Co, Ventures, Inc. upon the cashless exercise of their warrants.

    Pursuant to a stock purchase agreement dated May 25, 1999, Bluestone issued 9,191,178 shares of Series C preferred stock to institutional and accredited investors for a total purchase price of $25.0 million, or $2.72 per share. Deutsche Bank Securities Inc. acted as the placement agent for such offering for which it received $1.4 million and a warrant to purchase up to 150,448 shares of common stock at $2.72 per share. Each share of Series C preferred stock was converted into 0.3125 shares of common stock at Bluestone's initial public offering.

    From March 1, 1996 to October 6, 1999, Bluestone granted stock options to purchase 3,038,666 shares of common stock at exercise prices ranging from $2.24 to $23.13 per share to employees, consultants and directors pursuant to its Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan.

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    Between March 1998 and October 6, 1999, 80,808 shares of common stock of
Bluestone have been issued to current and former employees pursuant to the exercise of stock options.

    Bluestone believes that, prior to October 6, 1999, all grants of stock options or sales of common stock made pursuant to the exercise of stock options were made in reliance upon Rule 701 under the Securities Act or on Section 4(2) of the Securities Act. Bluestone believes that all of the transactions described above were exempt from registration under Section 3(b) or 4(2) of the Securities Act because the subject securities were sold to a limited group of persons, each of whom was believed to have been a sophisticated, accredited investor or to have had a pre-existing business or personal relationship with Bluestone or its management and to have been purchasing for investment without a view to further distribution. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about Bluestone.